RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711

September 16, 2012

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Item 4.01 Form 8-K
         Filed April 9, 2013, as amended April 15, 2013 and August 28, 2013 File No. 001-34039

Dear Ms. Singleton:

The Company has received the Staff's comment letter dated September 10, 2013 (the "Comment Letter") regarding its Form 8-K referenced above (the "Form 8-K") and has prepared the following response to the sole comment in the Comment Letter.

FORM 8-K/A FILED AUGUST 22, 2013, AS AMENDED AUGUST 28, 2013

ITEM 4.01  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

1. The Company is hereby revising its previous response included in the Company's letter to the Staff dated August 22, 2013 that responded to Comment No. 3 in the Staff's comment letter to the Company dated April 25, 2013 as follows:

The following describes in detail the nature of each of the unresolved audit issues, including where applicable the amount of the transaction, GAAP accounting treatment applied, what disclosures have been provided in the financial statements or notes, which annual fiscal year and quarterly period the transaction pertains, and the dollar or percentage impact to assets, liabilities, equity, and pre-tax net income for the affected periods.

     1. Lack of disclosure re: $20,000 prepayment of print costs to a related party, Active Media Publishing, LLC ("Active Media") in the Company's Annual Report on Form 10-K fye August 31, 2012 filed on January 3, 2013 (the "Form 10-K") in Notes to Financials.

The following disclosure was given re: the relationship between Active Media and the Company was given under Item 1. Business (first paragraph of page 5 of the Form 10-K): "It is anticipated that printing services for the Company's comic books will be done by Active Media Publishing LLC, an entity controlled by our President and CEO, Benny Powell." Mr. Benny Powell's bio under Part III, Item 10 also disclosed that Mr. Powell founded and was Chief Executive Officer of Active Media since inception.

     Prepaid expenses of $20,000 were reported in our Balance Sheet and Statements of Cash Flow, although they were not attributed to Active Media therein.

     No change in the numerical presentation of our financial statements should be required, although this transaction should have been described as a related transaction in the notes thereto.

     2. Tax Issues. MartinelliMick PLLC ("MMPLLC") inquired whether the Company was current in its tax obligations following the Form 10-K and stated that the financial statements and notes for the Form 10-K do not reflect the Company becoming current.

     No change to the Company's financial statements and notes thereto in the Form 10-K should be required as they properly reflected that the Company was not current in its tax obligations as of the Form 10-K.

     3. Change of Fiscal Year. MMPLLC inquired re: the need for various SEC filings in connection with a contemplated change in fiscal year end from August 31 to December 31. The Company instead opted to not change its fiscal year.

     The Company had stated in "Organization and Description of Business" in its notes to financials statements that the fiscal year end was December 31. This change, however, was not implemented.

     This error was inadvertently carried over onto the Company's Notes to its Interim Financial Statements for the quarterly periods ended November 30, 2012, February 28, 2013, and May 31, 2013.

     No change in the numerical presentation of our financial statements should be required due to this issue.

     4. Ownership of Intellectual Property. MMPLLC inquired whether the Company owned sufficient intellectual property to state that it has an "inventory" of intellectual property available for production. MMPLLC states that the Company owns solely 17 pages of print material at cost for the printing and art work.

     The Company's intellectual property at the time of the Form 10-K is described in Note 4 to the Financial Statements. The Company disagrees with the assertion that the Company owns solely 17 pages of print material, as its holdings, whether through sole ownership, co-ownership, or the licensing of rights, consists of significantly more than 17 pages of printed material.

     5. Business Description. MMPLLC expressed doubt that the Company's disclosure re: its involvement with mass media and graphic artwork development supports its activity and press releases, although no specific examples were given.

     Note 1 to the Financial Statements state that the Company "was originally a publishing company but has expanded its operations to include mass media and graphic novel artwork development," which was true at the time the Form 10-K was filed.

     In Part I, Item 1 to the Form 10-K (6th paragraph on page 4), the Company discloses that its properties "are intended to be developed ... also in other media such as movies, video games, television, novels, toys, apparel and telephone wireless applications."

The following items had no direct connection to the Company's financial statements and should require no changes to the financial statements or the notes thereto.

     6. Phil. MMPLLC was concerned about the role of a person named Phil with the Company and asserted that MMPLLC could not get a response to begin working on the audit until they called Phil to step in and get responses to their inquiries.

     Phil is not connected with the Company but is a personal friend of Benny Powell, the Company's Chief Executive Officer, President, Chief Financial Officer, and Secretary.

     7. Payments for Services. MMPLLC asked about where funds were going to come to pay for their services.

     The funds are coming from sales and services. The Company was awaiting a large payment from vendors to pay this.

     8. Certain Press Releases. MMPLLC expressed vague concern re: the timing of the actions and the timing of certain press releases and wanted such press releases to more fully spell out the financial effect of the contracts, how the measurement of financial impact was calculated, and the application of appropriate accounting principles.

     None of the Company's press releases were issued in connection with the sale of any stock, but were to build the Company's brand and build awareness among the advertising community to whom the Company is selling. Specific press releases that concerned MMPLLC are discussed further below.

02/28/2013 Press Release: Red Giant Entertainment Launches New Intellectual Property Showcase:

     MMPLLC expressed doubt re: some of the disclosures made (e.g., 36 comic properties, development platform, 20 transmedia projects already in production, array of film properties in development, half dozen titles in various stages of production) and wanted ownership of these properties and their copyright status, and also wanted strategic partners and contracts disclosed.

     The Company's intellectual property at the time of the Form 10-K is described in Note 4 to the Financial Statements. Furthermore, the Company believes the press release was not misleading given its intellectual property holdings at the time of the press release.

03/06/2013 Press Release: Red Giant Entertainment Wraps "MAGIKA"
Post-Production:

     MMPLLC expressed concern re: the Company's involvement in the film and indicated that the disclosure should have occurred when production began rather than at the end.

     Per the Company, the Company co-produced the film with two other entities. No costs were incurred by the Company during the past year in connection with the film. In Part I, Item 1 to the Form 10-K (6th paragraph on page 4), the Company discloses that its properties "are intended to be developed ... also in other media such as movies, video games, television, novels, toys, apparel and telephone wireless applications."

03/06/2013 Press Release: Zombies Vs Vampires Film Comes Alive With Financing
Deal:

     MMPLLC expressed concern re: announcement of financing for this film and asked for a copy of the relevant agreement.

     As set forth in J, the financing for the referenced film is coming from sources other than the Company. No debt or finance was needed from the Company in any way.

03/07/2013 Press Release: Red Giant Entertainment Taps Supernovas:

     MMPLLC expressed concern re: the use of "line-up" of intellectual properties.

     The Company's intellectual property at the time of the Form 10-K is described in Note 4 to the Financial Statements. Furthermore, and the Company believes the press release was not misleading given its intellectual property holdings at the time of the press release.

The Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the Form 8-K; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued review of the Form 8-K. Please advise if you have any further comments.

Very truly yours,

Red Giant Entertainment, Inc.


/s/ Benny Powell
-------------------------------------------
By:  Benny Powell
Its: Chief Executive Officer, President,
     Chief Financial Officer, and Secretary